Dewey & LeBoeuf LLP 1301 Avenue of the Americas New York, NY 10019-6092
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May 5, 2010
VIA EDGAR CORRESPONDENCE FILING
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re: File No. 1-32630
Dear Mr. Rosenberg:
We hereby submit the following responses to the comment letter dated April 28, 2010, from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), relating to the Form 10-K of Fidelity National Financial, Inc. (“FNF” or the “Company”) for the year ended December 31, 2009. To assist your review, we have retyped the text of those comments below.
General
1.	We have not yet received the Part III information that is included in your Form 10-K. We may have further comments after reviewing that information and we will not be able to clear our review of your filing until we have the opportunity to resolve any resulting comments.
FNF notes the Staff’s comment.
Item 1A. Risk Factors
We could have conflicts with FIS, and our chairman of our Board...page 21
2.	On page 21, you disclose the various relationships your executive officers and directors have with Fidelity National Information Services, Inc. On pages 79 to 81, you disclose that you have entered into various agreements with Fidelity National Information Services, Inc, but you have not filed copies of these agreements as exhibits to this Form 10-K. Please revise to file copies of these agreements or incorporate by reference any agreements that you previously filed. See Item
New York | London multinational partnership | Washington, DC
Albany | Almaty | Beijing | Boston | Brussels | Chicago | Doha | Dubai
Frankfurt | Hong Kong | Houston | Johannesburg (pty ) ltd. | Los Angeles | Milan | Moscow
Paris multinational partnership | Riyadh affiliated office | Rome | San Francisco | Silicon Valley | Warsaw

Securities and Exchange Commission
May 5, 2010

601(b)(10)(ii)(A) of Regulation S-K. Alternatively, please provide us with a detailed analysis which supports your conclusion that these agreements are not required to be filed.
     FNF does not believe that any of its existing agreements with FIS is required to be filed under Item 601(b)(10) of Regulations S-K. These agreements are not material in either amount or significance to FNF. As set forth in FNF’s proxy statement, these agreements consist of: (i) a corporate services agreement under which FNF provides a very small amount of administrative support services to FIS (2009 revenues of less than $1 million); (ii) an information technology services agreement (the “IT Agreement”) under which FIS provides certain technical services to FNF (2009 expenses of $47 million); (iii) two agreements under which FNF, FIS and a third company share the use of, and the costs associated with, certain corporate aircraft they each lease (net revenues from FIS and the third company in the aggregate of $1.4 million); and (iv) a sublease under which FNF leases space and furnishings to FIS (2009 revenues of less than $1 million). The amounts involved in these agreements are not material to FNF; its 2009 revenues were $5.83 billion and expenses before income taxes were $5.48 billion, so even the amount paid under the IT Agreement was less than 1% of its total expenses. Moreover, none of these agreements is material based on its significance to FNF. Under the IT Agreement for example, FNF receives a portion of its hardware support and network management from FIS. The portion supported by FIS represents approximately 25% of FNF’s total resources in both of these areas. Pricing terms for this agreement were renegotiated in 2008 by outside counsel and FNF believes they are arms-length, market terms. FNF handles the remainder of its hardware support and network management using its own employees and if the IT Agreement was terminated, would bring the work in-house. FIS provides no software support or development services to FNF.
     FNF discloses these agreements in its proxy statement related party transactions disclosure and its financial statement footnotes because its executive chairman, William Foley, is also the executive chairman of FIS. However, FNF does not believe these related party agreements are material to Mr. Foley or are necessarily material to holders of FNF’s common stock. Mr. Foley beneficially owns approximately 4% of the stock of FNF and approximately 1.3% of the stock of FIS. Further, Mr. Foley’s compensation at both FNF and FIS is not dependent on these agreements; he receives no benefits tied to them. Although these agreements are therefore not necessarily required to be disclosed under Item 404(a) of Regulation S-K, FNF believes that providing its existing disclosures relating to these agreements in its proxy statement and financial statements is appropriate and consistent with its overall efforts to maintain good corporate governance practices and thorough financial reporting disclosures for related party activities. In any event, FNF believes that the inclusion of a description of an agreement in the related party section of its proxy statement does not in itself mean that the agreement is material to the company under Item 601(b)(10) of Regulation S-K. Finally, Item 601(b)(10)(ii)(A) of Regulation S-K, which covers agreements to which an officer or director is personally a party, is not applicable to these agreements. Mr. Foley is not a party to them (nor is any company he personally controls), and as discussed above they are not material in either amount or significance.

Securities and Exchange Commission
May 5, 2010

     Accordingly, FNF believes that it is not required to file the foregoing agreements under Item 601(b)(10) of Regulation S-K.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Estimates
Revenue Recognition
Fidelity National Title Group, page 47
3.	Please revise your disclosure on premiums and commissions from agency operations to address the following:
•	The length of time between when you record the estimate and when the agency premiums are reported to you;

•	Quantify the effect of the change in estimate recorded during each period presented, separately for premiums and commissions, excluding the effect of the 2008 re-evaluation and refinement of the method to estimate the accrual;

•	Regarding the 2008 re-evaluation and refinement of the method used to estimate this accrual:
o	Identify the nature and extent of a) new events that occurred or b) any additional experience/information obtained;

o	Describe any changes in assumption used to refine the method that you use to calculate this estimate; and

o	Explain why revenue from agency title insurance premiums was reduced by $138.5 million yet pre-tax income was only reduced by $11.8 million.
The Company notes the Staff’s comment and has addressed the Staff’s comment in the draft revised version of its critical accounting policy with respect to revenue recognition for its Fidelity National Title Group segment that is provided below. The Company will provide similar disclosure in its future filings.
     Fidelity National Title Group. FNF’s direct title insurance premiums and escrow, title-related and other fees are recognized as revenue at the time of closing of the related transaction as the earnings process is then considered complete, whereas premium revenues from agency operations and agency commissions include an accrual based on estimates using historical information of the volume of transactions that have closed in a particular period for which premiums have not yet been reported to FNF. The accrual for agency premiums is necessary because of the lag between the closing of these transactions and the reporting of these policies to FNF by the agent. Historically, the time lag between the closing of these transactions by the Company’s agents and the reporting of these policies, or premiums, to the Company has been up

Securities and Exchange Commission
May 5, 2010

to 15 months, with 60-70% reported within three months following closing, an additional 20-30% reported within six months and the remainder within seven to fifteen months. In addition to accruing these earned but unreported agency premiums, FNF also accrues agent commission expense, which was recorded at a rate of 79.6%, 78.3% and 77.8% of agent premiums earned in 2009, 2008 and 2007, respectively. FNF also records a provision for claim losses at its current provision rate at the time FNF records the accrual for the premiums, which was 7.25%, 8.5% and 7.5% for 2009, 2008 and 2007, respectively, and accruals for premium taxes and other expenses relating to FNF’s premium accrual. The resulting impact of FNF’s accrued agency premiums on pretax earnings in any period is less than 10% of the accrued premium amount. The amount due from FNF’s agents relating to this accrual, i.e. the agent premium less their contractual retained commission, was approximately $88.1 million and $107.2 million at December 31, 2009 and 2008, respectively, which represents accrued agency premiums of approximately $425.4 million and $530.0 million, and agent commissions of $337.3 million and $422.8 million at December 31, 2009 and 2008, respectively.
     The impact of the change in FNF’s estimates for accrued agency premiums and related expenses for the years ended December 31, 2009, 2008 and 2007 on its pretax earnings was a decrease of $3.5 million, $6.4 million and $13.5 million, respectively, excluding an adjustment recorded in 2008 relating to a change in FNF’s estimation process, which resulted in a decrease of $11.8 million in its pretax earnings for 2008.
     During the second half of 2008, FNF re-evaluated and refined the method that it used to estimate this accrual, which resulted in a reduction in 2008 revenue from agency title insurance premiums of $138.5 million compared to the revenues that would have been accrued under its prior method. During 2008, due to the real estate market’s continued slowdown and the fact that mortgage originations and refinancing transactions were decreasing in volume, the Company increased its scrutiny on unprofitable, low-remitting and high-claims agent relationships resulting in a significant reduction in the number of agents with which it continued to conduct business. As a result of the reduction in transaction volumes due to both the economy and the terminated agents, FNF reviewed and refined the process it used to estimate agency premium accruals relying more on remittance patterns of its agents over the previous 15 months and less on the correlation between our agency remittances with the historical trends of our direct operations. The impact of this adjustment was a decrease of $11.8 million in 2008 pretax earnings and $7.6 million in 2008 net income, or approximately $0.04 per share, compared to the amounts that would have been recorded under FNF’s prior method. The relatively small impacts of this adjustment on pretax earnings ($11.8 million) and net income were due to the expense accruals noted above. The Company believes that this adjustment is properly reflected as a change in accounting estimate in 2008.

Securities and Exchange Commission
May 5, 2010

Further, FNF acknowledges that:
-	FNF is responsible for the adequacy and accuracy of the disclosure in the filings;

-	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

-	FNF may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.
We would appreciate receiving any further comments at the Staff’s earliest possible convenience. If you should have any questions or comments regarding this letter, please contact Robert S. Rachofsky at 212-259-8088 or Margarita Glinets at 212-259-8448.
Very truly yours,
Robert S. Rachofsky